Exhibit 21

Subsidiaries of Dominion Midstream Partners, LP

As of February 15, 2016

Name	Jurisdiction of Incorporation	Name Under Which Business is Conducted
Cove Point GP Holding Company, LLC	Delaware	Cove Point GP Holding Company, LLC
Dominion Cove Point LNG, LP	Delaware	Dominion Cove Point LNG, LP
Dominion Carolina Gas Transmission, LLC	South Carolina	Dominion Carolina Gas Transmission, LLC
Iroquois GP Holding Company, LLC	Delaware	Iroquois GP Holding Company, LLC